SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities
Exchange Act of 1934
(Amendment No. 1)*

Loop Media, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

54352F206
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54352F206	Schedule 13G/A	Page 2 of 6
1	NAMES OF REPORTING PERSONS
DreamCatcher, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Tennessee

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,878,988(1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
3,878,988(1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,878,988(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
oo

(1)
Reflects the following: (i) the cash payment in full of Issuer’s convertible promissory note to the reporting person on May 9, 2022, (ii) the one-for-three reverse stock split of the Issuer’s Common Stock, par value $0.0001 per share (the “Common Stock”) made effective September 20, 2022, and (iii) the automatic cashless exercise of warrants in connection with the Issuer’s public offering on September 26, 2022.

The foregoing beneficial ownership percentage is based upon 56,381,209 shares of Common Stock issued and outstanding as of February 6, 2023, as provided in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2022.

CUSIP No. 54352F206	Schedule 13G/A	Page 3 of 6
Item 1.	(a)	Name of Issuer:

LOOP MEDIA, INC.

	(b)	Address of Issuer’s Principal Executive Offices:

700 N. Central Ave., Suite 430, Glendale, CA 91203A

Item 2.	(a)	Name of Person Filing:

DreamCatcher, LLC

	(b)	Address of Principal Business Office, or if None, Residence:

1879 Hazelton Drive, Germantown, Tennessee 38138

	(c)	Citizenship:

Tennessee.

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

54352F206

CUSIP No. 54352F206	Schedule 13G/A	Page 4 of 6
Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐	An investment adviser in accordance with Sections 240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	A non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J);

(k) ☐
Group, in accordance with sections 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with sections 240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not Applicable

This Item 3 is not applicable. Filed pursuant to Rule 13d-1(c).

CUSIP No. 54352F206	Schedule 13G/A	Page 5 of 6
Item 4.	Ownership.

(a)	Amount beneficially owned:

See the response to Item 9 on the attached cover page. (2)

(b)	Percent of Class:

See the response to Item 11 on the attached cover page. (2)

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See the response to Item 5 on the attached cover page. (2)

(ii) Shared power to vote or to direct the vote:

See the response to Item 6 on the attached cover page.

(iii) Sole power to dispose or to direct the disposition of:

See the response to Item 7 on the attached cover page. (2)

(iv) Shared power to dispose or to direct the disposition of:

See the response to Item 8 on the attached cover page.

(2) DreamCatcher, LLC also hereby reports the following historical information related to its beneficial ownership of shares of the Issuer:

Number and Percentage of Shares Beneficially Owned	Date
22,678,243/10.9%	February 15, 2020

15,237,579/12.6%	February 14, 2021

14,425,687/10.5%	February 14, 2022

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Sec. 240.14a-11.

CUSIP No. 54352F206	Schedule 13G/A	Page 6 of 6
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2023	DreamCatcher, LLC,
a Tennessee limited liability company
/s/ Dianne J. Berry
Dianne J. Berry,
Manager